Exhibit (a)(25)

For Immediate Release	Symbol: POT
October 21, 2010
Listed: TSX, NYSE
PotashCorp Acknowledges Premier’s Statements
PotashCorp Shares Premier’s Bright Outlook for the Company and Industry
Saskatoon, Saskatchewan — Potash Corporation of Saskatchewan Inc. (“PotashCorp”) today noted the comments made by Premier Wall of Saskatchewan and thanked the Province for its thorough and thoughtful review of this matter.
PotashCorp shares the Province’s bright outlook for our company and the industry. While the global economic recession had short-term impacts on our business, it did not derail the trends of population growth and improving diets that drive increased demand for potash. The combination of strong food demand and crop production issues has had a predictable impact on agricultural commodity prices, with most key global crops well above their 10-year average. This provides a highly supportive environment for farmers, and encourages them to maximize production through proper fertilization and other best farming practices. Strong demand and an improving pricing environment play to the strengths of PotashCorp, and we believe we are positioned to exceed the expectations of our worldwide customers and deliver compelling value to our stakeholders.
The PotashCorp Board of Directors recommends that shareholders reject BHP Billiton’s unsolicited offer and not tender their shares into the offer. The PotashCorp Board believes that the offer is wholly inadequate and is not in the best interests of the company, its shareholders or other stakeholders.
Today, PotashCorp stands as a distinctly Saskatchewan and proudly Canadian company, and we are pleased to stand on our track record of performance, credibility and integrity. PotashCorp’s corporate headquarters have been in Saskatoon for more than 35 years, including the past 21 years as a publicly traded company. More than 2,400 employees are based in Saskatchewan and New Brunswick, including key executive and corporate functions such as potash operations, finance, human resources, investor and corporate relations, legal and information technology. The few executives in charge of corporate support services who do not already live in Saskatoon are relocating. In addition, nine of PotashCorp’s 12 directors are Canadian citizens. We are ambassadors of Saskatchewan and Canada, and champions of the potash resource, selling Saskatchewan potash to offshore markets through Canpotex, which employs 88 people, including 65 in their Saskatoon office. We have longstanding relationships with employees, suppliers and community organizations which are woven into the fabric of our company. We proudly carry the flags of Saskatchewan and Canada, building a global leader in the fertilizer industry from deep and enduring Saskatchewan roots.
Our corporate name says it all. We are the Potash Corporation of Saskatchewan.
Potash Corporation of Saskatchewan Inc. is the world’s largest fertilizer enterprise by capacity producing the three primary plant nutrients and a leading supplier to three distinct market categories: agriculture, with the largest capacity in the world in potash, third largest in each of nitrogen and phosphate; animal nutrition, with the world’s largest capacity in phosphate feed ingredients; and industrial chemicals, as the largest global producer of industrial nitrogen products and the world’s largest capacity for production of purified industrial phosphoric acid. PotashCorp’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.
POTASH CORPORATION OF SASKATCHEWAN INC.
SUITE 500, 122 – 1ST AVENUE SOUTH, SASKATOON, SK CANADA S7K 7G3 PHONE (306) 933-8520 FAX (306) 933-8844

For further information please contact:

Investors	Media
Denita Stann	Bill Johnson
Senior Director, Investor Relations	Director, Public Affairs
Phone: (306) 933-8520	Phone: (306) 933-8849
Fax: (306) 933-8844	Fax: (306) 933-8844
Email: ir@potashcorp.com	Email: pr@potashcorp.com
Web Site:     www.potashcorp.com
This release contains forward-looking statements or forward-looking information (forward-looking statements). These statements are based on certain factors and assumptions including foreign exchange rates, expected growth, results of operations, performance, business prospects, evaluations and opportunities and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those expressed in the forward looking statements, including, but not limited to: future actions taken by BHP Billiton, PotashCorp or shareholders of PotashCorp in connection with, or in response to, the BHP Billiton offer; fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the recent global financial crisis and conditions and changes in credit markets; the results of sales contract negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes and other forms of work stoppage or slowdowns; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2009 under captions “Forward- Looking Statements” and “Item 1A — Risk Factors” and in our other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Important Information
This release is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.

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